Exhibit (a)(1)(I)

TPC Group Inc.

Offer to Purchase for Cash

Shares of Its Common Stock for an Aggregate Purchase Price

of Not More Than $130 Million

at a Per Share Purchase Price Not Less Than $26.50 Per Share

Nor Greater Than $28.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 23, 2010, UNLESS THE OFFER IS WITHDRAWN (SUCH DATE, THE “EXPIRATION DATE”).

December 9, 2010

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

You are receiving these materials because, on December 9, 2010, TPC Group Inc. (the “Company”) announced (per the enclosed press release) that it has amended the price range of its previously announced modified “Dutch auction” tender offer to purchase for cash shares of its common stock, par value $0.01 per share, pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $26.50 nor greater than $28.50 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (as amended, the “Offer to Purchase”) and in the Amended Letter of Transmittal, dated December 9, 2010 (the “Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Previously, the Company had offered to purchase for cash shares of its common stock at a purchase price of not less than $24.50 nor greater than $27.50 per share. The Company also has extended the expiration date of the tender offer to 5:00 p.m., New York City time, on December 23, 2010. The Company will not further increase the price range for, or extend the expiration date of, the Offer. We have been appointed by the Company to act as Dealer Manager in connection with the Offer. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

After the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $26.50 and not more than $28.50 per share, that it will pay for shares of the Company’s common stock properly tendered in the Offer and not properly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $26.50 per share for purposes of determining the Purchase Price (which is the minimum price per share under the Offer). The Purchase Price will be the lowest price per share of not less than $26.50 and not more than $28.50 per share, at which shares have been tendered or have been deemed to be tendered in the Offer, that will enable the Company to purchase the maximum number of shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $130 million. Shares properly tendered pursuant to an Auction Tender will not be purchased if the price specified in the Auction Tender is greater than the Purchase Price.

All shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares the Company seeks are properly tendered at or below the Purchase Price and not properly withdrawn.

Upon the terms and subject to the conditions of the Offer, if the number of shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $130 million, the Company will purchase shares: (i) first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the Purchase Price, and do not properly withdraw them prior to the Expiration Date; (ii) second, from all other stockholders who properly tender shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares (except for stockholders who tendered shares conditionally for which the condition was not satisfied), until the Company has purchased shares resulting in an aggregate purchase price of $130 million; and (iii) third, only if necessary to permit the Company to purchase shares resulting in an aggregate purchase price of $130 million, from holders who properly tender shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered and not properly withdrawn all of their shares prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares);

2. Letter to Clients, for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

3. Letter to Stockholders from the Chief Executive Officer of the Company relating to the Offer;

4. Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients’ share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date;

5. Press release, dated December 9, 2010, announcing the amended price range of the Offer; and

6. Return envelope addressed to American Stock Transfer & Trust Company, LLC, as the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 14 of the Offer to Purchase for a summary of material U.S. federal income tax consequences to stockholders of a sale of shares pursuant to the Offer, including with respect to withholding requirements.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on December 23, 2010, unless the Offer is withdrawn. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

For shares to be tendered properly pursuant to the Offer:

•

the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•	the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Dealer Manager, the Information Agent or the Depositary made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Your clients must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

Questions and requests for assistance may be directed to the Dealer Manager or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Dealer Manager for the Offer is: BofA Merrill Lynch Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower One Bryant Park New York, NY 10036 Call Toll-Free: (888) 803-9655

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokers Call: (212) 440-9800
All Others Call Toll-Free: (888) 206-5970

Email: tpcgroupinc@georgeson.com

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

3